Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

STANLEY BLACK & DECKER, INC.,

ICONIC MERGER SUB, INC.,

and

INFOLOGIX, INC.

Dated as of December 15, 2010

i

Exhibits

A             Voting Agreement

B             Surviving Charter

C             Surviving Bylaws

D-1          Gulian Employment Agreement

D-2          Rubino Employment Agreement

Schedules

Schedule 2.3(a)             Accelerated Options and Holders

Schedule 2.3(d)             Warrant Holders

Disclosure Letter

Company Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Affiliate	8.1(a)
Agreement	Preamble
Anticorruption Laws	3.16(a)
Balance Sheet Date	3.12(a)
Bankruptcy and Equity Exception	3.3
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(b)
Cash Amount	8.1(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	2.2(f)
Company	Preamble
Company Assets	3.7(b)
Company Benefit Plans	3.17(a)
Company Board	Recitals
Company Common Stock	2.1(b)
Company Confidential Information	3.21(d)
Company Disclosure Letter	8.17
Company Excluded Shares	2.1(b)
Company Financial Advisors	3.28
Company Financial Statements	3.11(a)
Company Group	3.19(a)
Company Intellectual Property	3.21(a)
Company IP Licenses	3.21(b)
Company Material Adverse Effect	8.1(d)
Company Material Contracts	3.15(a)
Company Organizational Documents	3.4
Company Owned Intellectual Property	3.21(a)
Company Permits	3.23(a)
Company Preferred Stock	3.8(a)
Company SEC Reports	3.10
Confidentiality Agreement	5.3(b)
Contract	8.1(e)
Contribution Agreements	2.3(a)
Contributors	6.2(e)
DGCL	Recitals
Dissenting Shares	2.4(a)
Effective Time	1.3
Employee	3.18(a)
End Date	7.2(a)
Environmental Law	3.20(a)
ERISA	3.17(a)
ERISA Affiliate	8.1(f)

Term	Section
Exchange Act	3.6(c)
Executive Officer	8.1(g)
Expenses	5.11
FCPA	3.16(a)
GAAP	3.11(a)(ii)
Government Contract	8.1(h)
Government Official	8.1(i)
Governmental Authority	8.1(j)
Governmental Authorizations	3.6
Hazardous Substances	8.1(k)
Information Statement	5.5(b)
Intellectual Property	8.1(l)
IRS	3.17(b)
Key Customers	3.30
Key EMS Customers	3.30
Key Healthcare Customers	3.30
Key Suppliers	3.30
Knowledge	8.1(m)
Law	8.1(n)
Leases	3.22(b)
Leased Real Property	3.22(b)
Legal Actions	3.14
Liabilities	3.12
Liens	8.1(o)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Old Certificates	2.1(c)(ii)
Option	8.1(p)
Orders	8.1(q)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.23(a)
Permitted Liens	8.1(r)
Person	8.1(s)
Principal Stockholders	Recitals
Proposal	8.1(t)
Purchase and Sale Agreement	4.9
Representatives	8.1(u)
Sarbanes-Oxley Act	3.11(d)
SEC	3.6(c)
Secretary	1.3

v

Term	Section
Securities Act	3.10
Software and Data/Content	3.21(e)
Special Committee	Recitals
Specified Time	5.4(a)
Stock Plans	8.1(v)
Stockholder Litigation	5.14
Subsidiary	8.1(w)
Superior Proposal	8.1(x)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Tail Policy	5.6(b)
Takeover Proposal	8.1(y)
Takeover Statutes	3.27
Tax Returns	8.1(z)
Taxes	8.1(aa)
Termination Fee	7.6(b)
Voting Agreement	Recitals
Warrants	8.1(bb)
Written Consent	Recitals

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 15, 2010 (this “Agreement”), is made by and among STANLEY BLACK & DECKER, INC., a Connecticut corporation (“Parent”), ICONIC MERGER SUB, INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and INFOLOGIX, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, a special committee of independent directors (the “Special Committee”) of the board of directors of the Company (the “Company Board”), at a duly called and held meeting thereof, has unanimously (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company (the “Merger”), and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company (other than the Principal Stockholders and their Affiliates) that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, and (c) recommended to the Company Board that it approve and declare advisable this Agreement, including the merger of Merger Sub with and into the Company;

WHEREAS, the Company Board, at a duly called and held meeting thereof, has unanimously (a) approved and declared advisable this Agreement, the Merger, and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for adoption by the stockholders of the Company, (d) approved the Voting Agreement solely for purposes of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), and (e) recommended to the stockholders of the Company that they adopt this Agreement;

WHEREAS, the board of directors of Merger Sub, at a duly called and held meeting thereof, has unanimously approved and declared advisable this Agreement, the Merger, and the other transactions contemplated by this Agreement; and

WHEREAS, immediately after the execution of this Agreement, and as an inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) will enter into an agreement (the “Voting Agreement”) with Parent in the form of Exhibit A pursuant to which, among other things, the Principal Stockholders have agreed, subject to the terms thereof, to execute and deliver to the Company and Parent a written consent, substantially in the form prescribed therein (the “Written Consent”), pursuant to which such Principal Stockholders shall adopt this Agreement in accordance with Section 228 and Section 251(c) of the DGCL.

AGREEMENT

Accordingly, in consideration of the mutual representations, warranties, covenants, and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.1                                      The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (a) Merger Sub shall be merged with and into the Company in accordance with Section 251 of the DGCL, and (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware Law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2                                      Closing.  Unless this Agreement has been terminated in accordance with its terms, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Miles & Stockbridge P.C., 10 Light Street, Baltimore, Maryland 21202, at 10:00 a.m. (Eastern Standard Time) on the second Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3                                      Effective Time.  At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged, and filed with the Secretary of State of the State of Delaware (the “Secretary”) in such form as is required by the relevant provisions of the DGCL.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4                                      Effects of the Merger.  The Merger shall have the effect set forth in the DGCL, this Agreement, and the Certificate of Merger.

Section 1.5                                      Certificate of Incorporation.  The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”).

Section 1.6                                      Bylaws.  The bylaws of the Company shall, at the Effective Time, be amended and restated to read in their entirety as set forth in Exhibit C and, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”).

Section 1.7                                      Directors.  The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws, and applicable Law.

Section 1.8                                      Officers.  The officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws, and applicable Law.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1                                      Conversion of the Company’s Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Parent, Merger Sub or the Company:

(a)                                  Conversion of Merger Sub’s Capital Stock.  Each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

(b)                                 Cancellation of Treasury Stock, Parent-Owned Stock and Company-Owned Stock.  Each share of common stock, par value $0.00001 per share, of the Company (“Company Common Stock”) owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its wholly owned Subsidiaries immediately before the Effective Time (collectively, the “Company Excluded Shares”) shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for those Company Excluded Shares.

(c)                                  Cancellation and Conversion of Company Common Stock.

(i)                                     Each share of Company Common Stock issued and outstanding immediately before the Effective Time, other than any Company Excluded Shares or shares as to which appraisal rights are perfected pursuant to Section 2.4, shall be converted into the right to receive an amount of cash equal to $4.75, without interest paid thereon (the “Merger Consideration”).

(ii)                                  All shares of Company Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be cancelled automatically and shall cease to exist, and the holders of certificates (“Old Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately before the Effective Time represented those shares shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration upon surrender of their Old Certificates or Book-Entry Shares in accordance with Section 2.2.

Section 2.2                                      Surrender of Certificates; Book-Entry Shares

(a)                                  Paying Agent.  Prior to the Effective Time, Parent shall (i) select a bank or trust company, who must be satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”), and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which must be satisfactory to the Company in its reasonable discretion.  Parent shall be responsible for all fees and expenses of the Paying Agent.

(b)                                 Payment Fund.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent an amount of cash (the “Payment Fund”) sufficient to deliver to the stockholders of the Company the aggregate Merger Consideration to which the stockholders of the Company are entitled to receive pursuant to Section 2.1(c)(i).  At the time of such deposit, Parent and the Surviving Corporation shall irrevocably instruct the Paying Agent to deliver such aggregate Merger Consideration to the stockholders of the Company in accordance with the procedures of the Paying Agent set forth in Section 2.2(c).

(c)                                  Payment Procedures.

(i)                                     Letter of Transmittal.  As promptly as practicable but in no event later than two Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Company Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery and surrender of Old Certificates or Book-Entry Shares to the Paying Agent, and (B) instructions for surrendering such Old Certificates or Book-Entry Shares.

(ii)                                  Surrender of Certificates and Book-Entry Shares.  Upon surrender of an Old Certificate or Book-Entry Shares for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Old Certificate or Book-Entry Shares shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Old Certificate or recorded as Book-Entry Shares less any required withholding of Taxes.  Any Old Certificates or Book-Entry Shares so surrendered shall be cancelled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Old Certificates or Book-Entry Shares.

(iii)                               Unregistered Transferees.  In the event that there was effected a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company and payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Old Certificate or Book-Entry Shares are registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Old Certificate is accompanied by all documents reasonably required by Parent to evidence and effect that transfer, and (B) the Person requesting such payment (1) pays any applicable transfer or other Taxes or (2) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.

(iv)                              No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Old Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration into which the shares of Company Common Stock shall have been converted pursuant to Section 2.1(c)(i).  Any Merger Consideration paid upon the surrender of any Old Certificate or Book-Entry Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to that Old Certificate or Book-Entry Shares and the shares of Company Common Stock formerly represented thereby.

(d)                                 Lost, Stolen or Destroyed Certificates.  If any Old Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond of indemnity, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Old Certificate, the Paying Agent shall pay, in exchange for such affidavit claiming such Old Certificate is lost, stolen or destroyed, the Merger Consideration to such Person in respect of the shares of Company Common Stock formerly represented by such Old Certificate.

(e)                                  No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the Effective Time.

(f)                                    Required Withholding.  Parent, the Surviving Corporation, and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended from time to time (the “Code”), or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g)                                 No Liability; Escheat Laws.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Old Certificates or Book-Entry Shares for any amount properly paid to any Governmental Authority under any applicable abandoned property, escheat or similar Law.  If any Old Certificate or Book-Entry Shares shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h)                                 Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent.  Any interest or income earned on the Payment Fund shall accrue for the benefit of, and shall by payable to, Parent.  Any losses suffered in the investment of the Payment Fund shall not reduce Parent’s obligations to pay the aggregate Merger Consideration and all other amounts payable by Parent hereunder.

(i)                                     Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Old Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter and subject to the provisions of Section 2.2(g), any holder of Old Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent for, and Parent shall remain liable for, payment of the Merger Consideration.

Section 2.3                                      Options and Warrants.

(a)                                  Parent shall not assume or otherwise replace any Options in connection with the transactions contemplated by this Agreement.  As soon as practicable following the date of this Agreement, the Company Board or, if appropriate, any committee thereof administering the Stock Plans, shall adopt such resolutions or take such other actions as may be required to provide that, at the Effective Time, and without any action on the part of any holder of any outstanding Option, (i) the vesting of that number of Options specifically listed on Schedule 2.3(a) and held by the Persons set forth on such Schedule will accelerate and such Options will become fully vested before the Closing Date, (ii) all outstanding Options shall terminate and be canceled at the Effective Time, and (iii) each holder of a vested Option will be entitled to receive from Parent, Merger Sub or the Surviving Corporation, and shall receive as soon as practicable following the Effective Time, in settlement of each Option, the Cash Amount, provided that any such holder who is listed in Section 6.2(e) of the Company Disclosure Letter shall be entitled to receive the Cash Amount in accordance with the terms and conditions of the Contribution Agreements referred to in Section 6.2(e) (the “Contribution Agreements”).

(b)                                 Promptly after the execution of this Agreement, the Company shall mail to each holder of an Option a letter describing the treatment of and payment for such Options pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Options.

(c)                                  Parent shall not assume or otherwise replace any Warrants in connection with the transactions contemplated by this Agreement. The rights and privileges of the holders of Warrants at and after the Effective Time shall be as set forth in the terms and conditions of the Warrants or as otherwise contemplated by the Contribution Agreements.

(d)                                 The Company shall ensure that following the Effective Time, no holder of an Option or Warrant, except for those Persons identified in Schedule 2.3(d) with respect to those Warrants set forth opposite each Person’s name, or any participant in the Stock Plans shall have any right to receive shares of Company Common Stock following the Effective Time or any other equity interest therein.

(e)                                  To the extent that any amounts are withheld and paid to the appropriate taxing authorities with respect to the Options or Warrants, those amounts shall be treated as having been paid to the holder of that Option or Warrant, as applicable, for all purposes under this Agreement.

Section 2.4                                      Dissenting Shares.

(a)                                  Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of adoption of this Agreement or consented thereto in writing, and (ii) has demanded the appraisal of such shares of Company Common Stock in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c)(i).  At the Effective Time, (A) all Dissenting Shares shall be cancelled and cease to exist, and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b)                                 Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares of Company Common Stock (i) shall be deemed no longer to be Dissenting Shares, and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Old Certificate or Book-Entry Shares formerly representing such shares of Company Common Stock in accordance with Section 2.2.

(c)                                  The Company shall give Parent (i) notice, within five days after receipt thereof, of any written demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands, and any other instrument relating to appraisal served on the Company under the DGCL, and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal.  Except to the extent required by applicable Law, the Company shall not, without the prior written consent of Parent, offer to make or make any payment with respect to, or settle or offer to settle, any such demands for appraisal, or agree to do any of the foregoing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that:

Section 3.1                                      Organization and Power.  Each of the Company and its Subsidiaries is a corporation or a limited liability company duly organized, validly existing, and in good standing under the Law of its jurisdiction of organization.

Section 3.2                                      Foreign Qualifications.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity, is in good standing and qualified to do business in each of the jurisdictions in which the character of the assets or properties owned or leased by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3                                      Corporate Authorization.  The Company has all necessary corporate power and authority to enter into this Agreement and, subject to the receipt of the Written Consent, to consummate the transactions contemplated by this Agreement. The Special Committee, at a duly called and held meeting thereof, has unanimously (a) approved and declared advisable this Agreement, the Merger, and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company (other than the Principal

Stockholders and their Affiliates) that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, and (c) recommended to the Company Board that it approve and declare advisable this Agreement, including the merger of Merger Sub with and into the Company.  The Company Board, at a meeting duly called and held has (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement be submitted for adoption by the stockholders of the Company, (iv) approved the Voting Agreement solely for purposes of Section 203 of the DGCL, and (v) recommended that the stockholders of the Company adopt this Agreement.  Assuming that the Written Consent is received in accordance with the Voting Agreement, the execution, delivery, and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general applicability relating to or affecting the rights and remedies of creditors generally and the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exception”).

Section 3.4                                      Organizational Documents.  The copies of the certificate of incorporation and bylaws of the Company (collectively, the “Company Organizational Documents”), which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.

Section 3.5                                      Subsidiaries.  Each of the Subsidiaries of the Company is listed on Section 3.5 of the Company Disclosure Letter and is directly or indirectly wholly owned by the Company, free and clear of any Liens.  Neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company. The Company has delivered to Parent, true and complete copies of the certificate of incorporation and bylaws (or other similar governing documents) as in effect on the date of this Agreement for each of the Subsidiaries of the Company.

Section 3.6                                      Governmental Authorizations.  The execution, delivery, and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not require any consent,  registration, declaration, waiver, approval, Order, Permit or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a)                                  the filing of the Certificate of Merger with the Secretary;

(b)                                 any filing or authorization as a result of matters specifically relating to Parent or its Affiliates;

(c)                                  the filing with the Securities and Exchange Commission (the “SEC”) of any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated by the SEC thereunder; and

(d)                                 the Governmental Authorizations specified on Section 3.6(d) of the Company Disclosure Letter.

Section 3.7                                      Non-Contravention.  Assuming the execution and delivery of the Written Consent, the execution, delivery, and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not:

(a)                                  contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or the comparable organizational or governing documents of any of the Subsidiaries of the Company;

(b)                                 contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any material assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, or result in the creation of any Lien on any Company Assets other than Permitted Liens;

(c)                                  result in any violation or breach of, constitute a default (with or without notice or lapse of time or both) under, result in the termination or cancellation of, accelerate the performance required by, or give rise to a right of another Person to claim any of the foregoing under, any Company Material Contracts or by which any Company Assets are bound, other than such violations, breaches, defaults, terminations, cancellations and rights that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; or

(d)                                 require any consent, approval or other authorization of, or filing with or notification to, any Person under any Leases or Company Material Contracts, other than such consents, approvals, authorizations, filings and notifications that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8                                      Capitalization.

(a)                                  The authorized capital stock of the Company consists solely of (i) 100,000,000 shares of Company Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share (the “Company Preferred Stock”).  Section 3.8 of the Company Disclosure Letter sets forth, as of the date of this Agreement, (A) the number of issued and outstanding shares of Company Common Stock, (B) the number of shares of Company Common Stock subject to or reserved for issuance upon the exercise of outstanding Options (and the expiration date and exercise or conversion price related thereto), (C) the number of shares of Company Common Stock subject to or reserved for issuance upon the exercise of outstanding

Warrants (and the expiration date and exercise or conversion price related thereto), and (D) the number of shares of Company Common Stock subject to or reserved for issuance upon the conversion of any loan, borrowing or other indebtedness of the Company that grants the holder thereof the right to convert such indebtedness into shares of Company Common Stock.  As of the date of this Agreement, there are no shares of Company Preferred Stock issued or outstanding and there are no shares of Company Common Stock held in treasury.  There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, phantom stock rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(b)                                 All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable, and are not subject to any pre-emptive rights.

(c)                                  Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable, and is not subject to any pre-emptive rights.

(d)                                 There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or to make any contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company.

(e)                                  Except for the Voting Agreement, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

(f)                                    The Company has not, since January 1, 2010, declared or paid any dividend, or declared or made any distribution on, or set aside for payment for, or authorized the creation or issuance of, or issued, or authorized or effected any stock split or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding stock.

Section 3.9                                      Written Consent.  The delivery of the Written Consent will constitute all necessary stockholder action to adopt this Agreement under Section 251(c) of the DGCL and is the only approval of the stockholders of the Company necessary to adopt this Agreement.

Section 3.10                                SEC Reports.  The Company has timely furnished or filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements, and other documents (including all exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2008 (collectively, the “Company SEC Reports”).  Each of the Company SEC Reports (a) was prepared in accordance in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the rules and regulations of the SEC promulgated under the Securities Act and the Exchange Act applicable to such Company SEC Report, and other applicable Law, and (b) did not, at the time such Company SEC Report was filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.  The Company has delivered to Parent correct and complete copies of all correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2008 and prior to the date of this Agreement and not available on the SEC’s EDGAR system prior to the date of this Agreement.  As of the date hereof, there are no outstanding or unresolved comments in comment letters or written notices from the SEC staff with respect to any of the Company SEC Reports.  None of the Company SEC Reports, and no Subsidiary of the Company, is the subject of ongoing SEC review of which the Company has Knowledge, outstanding written SEC comment or outstanding SEC investigation.

Section 3.11                                Financial Statements; Internal Controls.

(a)                                  The audited consolidated balance sheets and the related audited consolidated statements of income, stockholders’ equity, and cash flows (including, in each case, any related notes and schedules thereto) and unaudited consolidated interim balance sheets and the related unaudited consolidated statements of income, stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries included in the Company SEC Reports (the “Company Financial Statements”):

(i)                                     complied as to form in all material respects with published, applicable rules and regulations of the SEC;

(ii)                                  were prepared in accordance with (A) United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) during the periods involved, and (B) the books and records of the Company and the Subsidiaries of the Company; and

(iii)                               fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b)                                 The Company and its Subsidiaries maintain a system of “internal control over financial reporting” (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) the authorization of management with respect to receipts and expenditures of the Company and its Subsidiaries and (iii) the prevention or timely detection of the unauthorized acquisition, use or disposition of any assets the Company or any of its Subsidiaries that could have a material effect on the Company’s financial statements.  Each of the Company and its Subsidiaries has disclosed to its auditors and the audit committee of the Company Board (1) any “significant deficiencies” and “material weaknesses” in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and has disclosed to its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, and the Company has made available to Parent copies of any such disclosure in clauses (1) and (2).  None of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal control over financial reporting of the Company, (ii) “material weakness” in the internal control over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal control over financial reporting of the Company.  There is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company.  For purposes of this Section 3.11(b), the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(c)                                  Each of the Company and its Subsidiaries has (i) designed and put into use “disclosure controls and procedures” (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within the Company as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required by the Exchange Act with respect to the Company SEC Reports, and (ii) based on their most recent evaluation of such disclosure controls and procedures, the chief executive officer and chief financial officer of the Company have found them to be effective.

(d)                                 With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q, and each amendment of any such report included in the Company SEC Reports filed since January 1, 2007, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC.  The Company is in compliance in all material respects with all rules, regulations, and requirements of the Sarbanes-Oxley Act applicable to the Company.

Section 3.12                                Liabilities.  Except as set forth on the face of the Company Financial Statements, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, other than:

(a)                                  Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2010 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b)                                 Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(c)                                  Liabilities incurred in connection with the Merger or any other transaction contemplated by this Agreement or as permitted or contemplated by this Agreement; and

(d)                                 Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.13                                Absence of Certain Changes.  During the period between December 31, 2009, and the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice, except in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (b) neither the Company nor any of its Subsidiaries has taken any action of the type described in Section 5.1 that, had such action been taken following the date of this Agreement without the prior written consent of Parent, would be in violation of such Section 5.1, and (c) there has not been any event, condition, change, occurrence or development that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14                                Litigation.  As of the date of this Agreement, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. As of the date of this Agreement, there are no Orders outstanding against the Company or any of its Subsidiaries. Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all Legal Actions resolved or settled by the Company and any Subsidiary of the Company during the three year period immediately proceeding the date of this Agreement.  This Section 3.14 shall not apply to those specific matters set forth in Section 3.17 (Benefit Plans), 3.19 (Taxes), 3.20 (Environmental Matters), or 3.21 (Intellectual Property).

Section 3.15                                Material Contracts

(a)                                  Section 3.15(a) of the Company Disclosure Letter lists the following Contracts in effect as of the date of this Agreement to which the Company or any Subsidiary of the Company is a party (in each case with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement) (collectively, the “Company Material Contracts”):

(i)                                     Contracts (other than the Company Benefit Plans) filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date of this Agreement;

(ii)                                  Contracts with any stockholder, current or former Executive Officer or director or Affiliate of the Company or any Subsidiary of the Company;

(iii)                               Contracts for the acquisition, disposition, sale or lease of any of the assets of the Company, other than in the ordinary course of business;

(iv)                              Contracts relating to the borrowing of money, the making of any loans or the guarantee of any third-party indebtedness for borrowed money;

(v)                                 Contracts involving payments to, or expenditures by, the Company or any Subsidiary of the Company (A) with a remaining term of more than one year from the date hereof with respect to which the payments or expenditures are expected to exceed $100,000 on an annual basis or (B) with respect to which the payments or expenditures are expected to exceed $100,000 on an annual basis;

(vi)                              Contracts restricting the Company or any Subsidiary of the Company from engaging in any line of business or competing with any Person or in any geographical area;

(vii)                           Contracts providing for the settlement of claims in excess of $100,000 against the Company or any Subsidiary of the Company pursuant to which the Company or any Subsidiary of the Company has any existing Liability in excess of $100,000;

(viii)                        Contracts relating to exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar arrangements, or any other Contract relating to foreign currency or interest rate protection;

(ix)                                All Government Contracts;

(x)                                   Contracts pursuant to which (A) a third party grants to the Company or any Subsidiary of the Company the right or license (other than commercial shrink wrap licenses) to use any Intellectual Property of such third party, (B) the Company or any Subsidiary of the Company grants to any third party the right or license to use any Company Intellectual Property, or (C) the Company or any Subsidiary of the Company has agreed to acquire, dispose of, sell or lease any Company Intellectual Property;

(xi)                                Contracts (other than Leases) under which the Company or any Subsidiary of the Company has made or received payments of more than $25,000 during the twelve-month period ended September 30, 2010 or reasonably expects to make or receive payments of more than $25,000 during the twelve-month period ending September 30, 2011, and in either case is terminable upon notice of 60 days or less without penalty;

(xii)                             Any amendment, supplement, change or modification to or in respect of any of the foregoing Contracts or any commitment or agreement to enter into any of the foregoing; or

(xiii)                          Any other Contracts not included under the foregoing clauses (i) through (xii) that are material to the Company and its Subsidiaries, taken as a whole.

(b)                                 Each Company Material Contract is a valid and binding obligation of the Company, or its applicable Subsidiary, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect.  None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in breach or default under any Company Material Contract and neither the Company nor any Subsidiary of the Company has received written notice of any material violation or default under, and, to the Knowledge of the Company, no event, condition or occurrence exists which, with the passage of time or the giving of notice or both, would reasonably be expected to cause a violation or default under any Company Material Contract.

(c)                                  With respect to each Government Contract or outstanding Proposal to which the Company or any Subsidiary of the Company is a party: (i) the Company and each Subsidiary of the Company has complied in all material respects with the terms and conditions of such Government Contract or Proposal, including clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein; (ii) the Company and each Subsidiary of the Company has complied in all material respects with (A) all applicable Laws in relation to such Government Contract or Proposal, and (B) any agreement with the United States government, or other applicable Governmental Authority pertaining to such Government Contract or Proposal; (iii) since January 1, 2007, neither the United States government nor any other applicable Governmental Authority nor any prime contractor, subcontractor or other Person has notified the Company or any Subsidiary of the Company, in writing, that the Company or any Subsidiary of the Company has breached or violated any Law in connection with any Government Contract; (iv) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (v) no cost incurred by the Company or any Subsidiary of the Company has been disallowed, other than those which have been resolved and (vi) since January 1, 2007, no amount of money due to the Company or to any Subsidiary of the Company has been withheld or set off and not resolved.

(d)                                 Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company and solely as it relates to performing duties for the Company or its Subsidiaries, any of the directors or current or former Executive Officers of the Company, is (or within the last three years has been) under administrative, civil or criminal investigation or indictment or information or audit (other than routine audits) with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or

Proposal. Neither the Company nor any Subsidiary of the Company has made a voluntary disclosure pursuant to the United States Department of Defense Fraud Voluntary Disclosure Program (or comparable disclosure to any other Governmental Authority) with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Proposal. Neither the Company nor any Company Subsidiary has submitted any inaccurate certification with respect to a Government Contract.

(e)                                  None of the Company, any Subsidiary of the Company, and, to the Knowledge of the Company and solely as it relates to performing duties for the Company or its Subsidiaries, any of the current or former Executive Officers or directors of the Company, is (or at any time during the last three years has been) suspended or debarred from doing business with the United States Government, or any other applicable Governmental Authority with jurisdiction over a region where the Company or any Subsidiary of the Company conducts business or has been declared non-responsible or ineligible for contracting with the United States Government or any other applicable Governmental Authority with jurisdiction over a region where the Company or any Subsidiary of the Company conducts business. Since January 1, 2007 and through the date of this Agreement, no Government Contract has been terminated for default.

Section 3.16                                Anticorruption.

(a)                                  To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company (including any of their Executive Officers, directors, agents, distributors, employees, or other persons while acting on their behalf) has, directly or indirectly, taken any action (i) that would cause the Company or any Subsidiary of the Company to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), or any other anticorruption or anti-bribery Laws applicable to the Company or any Subsidiary of the Company (collectively with the FCPA, the “Anticorruption Laws”), or (ii) in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a Government Official to secure any improper advantage or to obtain or retain business for any Person.

(b)                                 There is no pending investigation of or request for information from the Company or any Subsidiary of the Company by any Governmental Authority regarding the Anticorruption Laws and, to the Knowledge of the Company, there is no other allegation, investigation or inquiry by any Governmental Authority regarding the Company and any Company Subsidiary’s actual or possible violation of the Anticorruption Laws.

(c)                                  None of the officers, directors or employees of the Company or any Subsidiary of the Company is a Government Official of a Governmental Authority that directly or indirectly purchases products or services from or otherwise does business with the Company.

(d)                                 The Company and each Subsidiary of the Company has established and implemented reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws, including, but not limited to, an anticorruption compliance policy that (i) requires compliance with the Anticorruption Laws and otherwise prohibits bribes to Government Officials; (ii) restricts gifts, entertainment, and promotional and marketing expenses for Government Officials; (iii) requires diligence on, anticorruption contract language in agreements with, and ongoing monitoring of third parties that may have relations with Government Officials on Company’s or any of its Subsidiaries’ behalf; (iv) restricts political and charitable contributions; (v) mandates possible discipline for violations of the policy; (vi) requires periodic certification by senior executives and relevant sales, financial, and accounting officials indicating awareness of and compliance with the policy; (vii) requires distribution of the policy to all employees; (viii) requires periodic training for relevant employees regarding the policy; (ix) identifies a senior executive or executives responsible for implementation and monitoring of the policy; and (x) includes procedures for reporting and investigating possible violations of the policy.

(e)                                  No Executive Officer or director of the Company or any Subsidiary of the Company has, directly or indirectly, made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of the Company or any Subsidiary of the Company.

Section 3.17                                Benefit Plans.

(a)                                  Section 3.17(a) of the Company Disclosure Letter lists (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), all employment agreements, employment offer letters, plans and policies, change of control and severance agreements, indemnification agreements, non-disclosure or non-competitions agreements, and stock incentive plans, and (ii) all other consulting, bonus, incentive, deferred compensation, vacation, sick pay, hospitalization or other medical, life, disability or other insurance, and other employee benefit plans (including the Stock Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, with respect to which the Company and any of its Subsidiaries have any material liabilities or obligations, in each case (A) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits, and (B) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants.  All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b)                                 With respect to each Company Benefit Plan, the Company has delivered to Parent true and complete copies of (i) the plan document as currently in effect (including all amendments thereto), (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter (and all correspondence related thereto) received from the Internal Revenue Service (the “IRS”).

(c)                                  Neither the Company nor any Company ERISA Affiliate has, at any time during the last six years, sponsored, contributed to or been obligated to contribute to, or has any liability with respect to, any pension plan subject to Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “multiple employer plan” (within the meaning of Section 413(c) of the Code), or any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d)                                 Each Company Benefit Plan is in compliance in all material respects with ERISA, the Code, and other applicable Law and no prohibited transaction under the Code or ERISA has occurred.  With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e)                                  No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(f)                                    The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries, (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries or (v) result in any payment becoming due to any employee or service provider of the Company or any of its Subsidiaries that would be subject to an excise tax under Section 4999 of the Code.

(g)                                 Each Company Benefit Plan that is a “non qualified deferred compensation plan” (as defined in Section 409A(d)(l) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and applicable guidance issued thereunder, and (ii)  January 1, 2009, been in documentary and operational compliance with Section 409A of the Code.  Each Company Employee Benefit Plan that is a “non qualified deferred compensation plan” (as defined in Section 457A of the Code) and any award thereunder, in each case that is subject to Section 457A of the Code, has been maintained and operated in compliance with Section 457A of the Code and applicable guidance issued thereunder.  Neither the Company nor any Subsidiary of the Company is a party to any agreement which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any taxes or penalties under Section 409A or Section 457A of the Code.

(h)                                 There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries.

Section 3.18                                Labor Relations.

(a)                                  Section 3.18(a) of the Company Disclosure Letter contains a true and complete list showing the names of all employees of the Company and each Subsidiary of the Company as of the date of this Agreement (each an “Employee”), his or her position and title (if any), current rate of compensation (including bonuses, commissions and incentive compensation (if any)), whether such Employee is hourly or salaried, whether such Employee is exempt or non-exempt, the number of such Employee’s accrued sick days and vacation days, whether such Employee is absent from active employment, and if so, the dates such Employee became inactive, the reason for such inactive status, and, if applicable, the anticipated date of return to active employment.  All such Employees are actively engaged in the conduct of the business of the Company or its Subsidiaries.  Neither the Company nor any Subsidiary of the Company has committed itself to increase the remuneration of any such Employee or otherwise change the terms and conditions of their employment from the terms set forth in Section 3.18 of the Company Disclosure Letter.

(b)                                 With respect to any person who provides personal services to the Company or any Subsidiary of the Company (i) the Company and each applicable Subsidiary of the Company has correctly classified each service provider as either an “employee” or an “independent contractor”; (ii) all such persons have been properly treated under all Company Benefit Plans consistent with such classification; and (iii) there are no complaints, actions, claims or proceedings pending or, to the Knowledge of the Company, threatened to be brought by any such person or any Governmental Authority to reclassify such person.

(c)                                  No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted since January 1, 2009.  Neither the Company nor any of its Subsidiaries (i) is a party to any collective bargaining agreement or other labor contract, and (ii) has been, or, to the Knowledge of the Company, is now threatened with, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(d)                                 Each of the Company and its Subsidiaries is in material compliance with all applicable Law relating to the employment of labor, including all applicable Law relating to wages, hours, collective bargaining, employment discrimination, immigration, civil rights, safety and health, workers’ compensation, fair labor standards, wrongful discharge or violation of personal rights of employees, pay equity and the collection and payment of withholding or social security taxes, and neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

(e)                                  Neither the Company nor any Subsidiary of the Company is liable for any arrearage of wages, any accrued or vested vacation pay or any Tax or penalty for failure to comply with any applicable Law relating to employment or labor, except for such liabilities that would not reasonably be expected to have a Company Material Adverse Effect.  There is not a controversy pending, or to the Knowledge of the Company threatened or in prospect, between the Company and any Employees, nor is there any basis for any such controversy.  There is no unfair labor practice charge or complaint currently pending against the Company with respect to or relating to any of the Employees before the National Labor Relations Board or any other Governmental Authority and no charges or complaints are currently pending against the Company before the Equal Employment Opportunity Commission or any other Governmental Authority.

Section 3.19                                Taxes.

(a)                                  All income and other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any such Subsidiary is or has been a member (a “Company Group”), have been timely filed, and all such Tax Returns are true and complete. Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any income or other material Tax Return which Tax Return has not yet been filed.

(b)                                 All material Taxes due and owing by the Company and its Subsidiaries and each Company Group (in each case, whether or not shown or required to be shown on any Tax Return) have been timely paid in full, except for Taxes the validity or amount of which is being contested in good faith and for which adequate accrual and reserve has been made.

(c)                                  The accruals and reserves for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected in the most recent financial statements contained in the Company SEC Reports filed prior to the date hereof are adequate to cover all unpaid Taxes of the Company and its Subsidiaries and each Company Group for all taxable periods and portions thereof through the date of such financial statements.

(d)                                 The Company and its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, consultant, creditor, independent contractor or other third party.

(e)                                  There are no Liens on any of the assets, rights or properties of the Company or any Subsidiary arising out of any alleged failure to pay or collect any Taxes.

(f)                                    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(g)                                 No audit or other Legal Action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries or any Company Group.

(h)                                 All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(i)            Since November 29, 2006, no claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to Tax in that jurisdiction.

(j)            Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Governmental Authorities with respect to Taxes that will be binding on the Company or any of its Subsidiaries with respect to any period following the Effective Time. Neither the Company nor any of its Subsidiaries has granted any power of attorney that is currently in force with respect to any Tax matters or Tax Returns.

(k)           Neither the Company nor any of its Subsidiaries has been a member of any affiliated, combined, consolidated or unitary group other than the group of which the Company is the parent. None of the Company or any of its Subsidiaries has any liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local Law) or (ii) as a transferee or successor. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, or practice, with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority).

(l)            Neither the Company nor any of its Subsidiaries has agreed to or is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise. Neither the Company nor any of its Subsidiaries will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Effective Time as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) intercompany transactions occurring at or prior to the Effective Time or any excess loss account in existence at the Effective Time as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iii) any open transaction or installment disposition made at or prior to the Effective Time; or (iv) any election to defer the recognition of cancellation of indebtedness income pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(m)          The Company has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) at any time during the last five (5) years.

(n)           Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 3.20           Environmental Matters.

(a)           The operations of the Company and its Subsidiaries comply and, since January 1, 2008, have complied with all applicable Laws relating to (i) pollution, contamination,

natural resources, cleanup, reclamation and protection of the environment or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures and any responses thereto or (iii) the generation, disturbance, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, reclamation, presence, transport or handling of Hazardous Substances (collectively, “Environmental Law”). To the Knowledge of the Company, there are no conditions, including but not limited to the presence or release of or exposure to Hazardous Substances, on, in, under, affecting or migrating to or from any real property currently or formerly owned, leased or operated by the Company or any Subsidiary of the Company that could be expected to give rise to any violation of or result in any liability under any Environmental Laws.

(b)           The Company and its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, all such Permits are in full force and effect and no suspension, cancellation or material modifications of any such Permit is pending or, to the Knowledge of the Company, threatened.  Such operations of the Company and its Subsidiaries are in compliance with all such Permits.

(c)           No Legal Action arising under or pursuant to Environmental Law or otherwise involving Hazardous Substances is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any notice, notification, demand, request for information, citation, summons, complaint or order (other than de minimis matters) relating to any Environmental Law or otherwise involving Hazardous Substances.  Neither the Company nor any of its Subsidiaries is, or, to the Knowledge of the Company, expects to become, a party to any Order, Contract, or other document that imposes any liabilities or obligations under any Environmental Law or otherwise relates to Hazardous Substances.

(d)           All waste materials generated in connection with the operation of the Company’s and each of the its Subsidiaries’ businesses or the operation or use of any real property owned, leased or operated by the Company or any of its Subsidiaries have been sent off-site for storage, treatment, recycling or disposal at facilities that, to the Knowledge of the Company, maintain the required Permits and operate in compliance with applicable Environmental Laws.  Neither the Company nor any of its Subsidiaries has received any written notice of potential responsibility or liability for any off-site transport, storage, treatment, recycling or disposal of such waste materials.

(e)           The Company has delivered to Parent copies of all written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in the possession of the Company or any of its Subsidiaries, including any documents relating to the release or presence of, or exposure to, any Hazardous Substance.

Section 3.21           Intellectual Property.

(a)           The Company or one of its Subsidiaries owns, is licensed to use, or otherwise has the right to use all Intellectual Property materially required for the operation of the business of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”) free and clear of any Lien.  Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, issued, or the subject of a pending application for registration, including (i) the name of the applicant/registrant and current owner, (ii) the jurisdiction where the application/registration is located, (iii) the application or registration number, and (iv) the status of the application or registration, including deadlines for any renewals or other required filings.  None of the Intellectual Property owned or purported to be owned by the Company and/or its Subsidiaries (collectively, the “Company Owned Intellectual Property”) (A) has been adjudged invalid or unenforceable and, to the Knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, subject to the Bankruptcy and Equity Exception, or (B) is subject to any Order or Legal Action.  The Company and/or its Subsidiaries own all right, title, and interest to the Company Owned Intellectual Property, subject to the Company IP Licenses.

(b)           Section 3.21(b) of the Company Disclosure Letter sets forth all Contracts pursuant to which Company Intellectual Property is licensed to the Company and/or its Subsidiaries by a third party or pursuant to which the Company or any of its Subsidiaries has granted to a third party the right to use Company Owned Intellectual Property (collectively, the “Company IP Licenses”), excluding non-exclusive licenses to the Company and/or its Subsidiaries of “off the shelf,” commercially available software that is used by the Company and/or its Subsidiaries only for its or their internal business operations.  To the Knowledge of the Company, (i) each Company IP License is valid and enforceable, subject to the Bankruptcy and Equity Exception, and is binding on all parties thereto, and (ii) no party to any Company IP License is in material breach thereof or material default thereunder.  The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all Company IP Licenses in favor of the Company and/or one or more of its Subsidiaries, as applicable.

(c)           To the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate, in any material respect, the Intellectual Property rights of any third party and no claim is pending or asserted in writing against the Company or any of its Subsidiaries that the conduct of the businesses of the Company and/or its Subsidiaries as currently conducted infringes upon or misappropriates the Intellectual Property rights of any third party.  To the Knowledge of the Company and its Subsidiaries, no Person is infringing upon or misappropriating any Company Owned Intellectual Property.

(d)           The Company and its Subsidiaries have taken commercially reasonable steps to protect the rights of the Company and its Subsidiaries, as applicable, in the Company Confidential Information and any trade secret or confidential information of third parties used by the Company or any of its Subsidiaries.  “Company Confidential Information” means any data or information of the Company or any of its Subsidiaries (including trade secrets) that is valuable to the operation of the Company’s or any of its Subsidiaries’ business and not generally known to the public or competitors.

(e)           The Company’s and each of its Subsidiaries’ proprietary computer software and data/content, including past versions, that is or constitutes a material ingredient of, any product, software or service sold or licensed by the Company or any Company Subsidiary (the “Software and Data/Content”) (i) is Company Owned Intellectual Property, and (ii) does not include any “open source” computer software, or any computer software that is subject to any “GNU Public License,” or any other “free” software license containing similar provisions that would (A) require its disclosure or distribution in source code form, (B) impose any restriction on the consideration to be charged for the distribution thereof, or (C) impose any obligation to grant to any third party rights under Owned Company Intellectual Property.

(f)            The Company and each of its Subsidiaries is in material compliance with all applicable Laws, privacy policies, and terms of use or other contractual obligations relating to privacy, data protection, and the collection, storage, and use of personal information collected, disseminated, used, or held for use by the Company and any of its Subsidiaries in the conduct of their respective businesses.  The Company and each of its Subsidiaries complies with reasonable security and data protections in place, consistent with general industry practices, with respect to any personal information in its possession and there has been no material breach thereof or loss of data.  The Company has not received notice of any claims that have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights.

Section 3.22           Real Property; Personal Property.

(a)           Neither the Company nor any of its Subsidiaries owns any right, title or interest in or to any real property, nor does the Company or any of its Subsidiaries have any option to purchase or acquire any real property.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have a valid and enforceable right and license to use or an enforceable leasehold interest in, and the right to quiet enjoyment of, all real property (including all buildings, fixtures, and other improvements thereto) used by them, free and clear of any Lien except for Permitted Liens.

(b)           Section 3.22(b) of the Company Disclosure Letter sets forth a true and complete list (including the location and legal description of the premises, legal names of the parties, the amount of annual rent, the improvements to the real property, the uses being made of the real property, and the space occupied) of all leases, subleases, and other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Leased Real Property”), and, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Lease is valid and binding on the Company, each of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto and is in full force and effect; (ii) there is no breach or default under any Lease by the Company or any of its Subsidiaries or any other party thereto; and (iii) no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default under any Lease by the Company or any of its Subsidiaries or any other party thereto. Except as would not reasonably be expected to have a Company Material Adverse Effect, (x) the Company has good and valid rights of ingress and egress to and from the Leased Real Property and the public street systems for all street, road, and utility purposes and other purposes necessary or incidental to the business of the Company, (y) neither all nor any portion of any of the Leased Real Property is the subject of any appropriation, condemnation or similar Legal Action, or of any violation of any applicable zoning law, regulation or other Law, Order, regulation or requirement relating to or affecting the Leased Real Property, and to the Knowledge of the Company, no such Legal Action has been threatened or commenced, and (z) to the actual knowledge of the Executive Officers of the Company, all of the buildings, structures, improvements, and fixtures comprising the Leased Real Property are in a good state of repair, maintenance, and operating condition and there are no defects with respect thereto which would impair the day to day use of any such buildings, structures, improvements or fixtures or which would subject the Company to liability under applicable Law.  The Leased Real Property comprises all of the real property used in or reasonably necessary in connection with the Company’s business.

(c)           Section 3.22(c) of the Company Disclosure Letter sets forth a true and complete list of all leases, subleases, and other agreements under which the Company or any of its Subsidiaries uses or has the right to use any tangible personal property (including machinery, tools, and equipment) of another Person and that provide for annual payments or royalties to such Person in excess of $50,000.

(d)           The Company and its Subsidiaries have valid title to, or an enforceable leasehold interest in, all personal Company Assets used by them, free and clear of any Lien except for Permitted Liens. Except as would not reasonably be expected to have a Company Material Adverse Effect, all personal Company Assets owned or leased by the Company or any of its Subsidiaries (i) have been maintained in accordance with generally accepted industry practice, (ii) are in good operating condition and repair, ordinary wear and tear excepted, and (iii) are adequate for the uses to which they are being put.  All Company Assets owned or leased by the Company constitute all of the assets reasonably necessary for the operation of the Company’s business as currently conducted and as reasonably necessary to continue to conduct the Company’s business after Closing as it is being conducted.

(e)           The Company is not subject to any Contract pursuant to which it is required to expend any sums in excess of $100,000 in order to restore any real property or any tangible personal property leased by the Company to its original condition, to repair or maintain real property or any tangible personal property so leased, or in connection with the expiration or termination of any of the Leases or any lease for any tangible personal property.

Section 3.23           Permits; Compliance with Law.

(a)           Each of the Company and its Subsidiaries is in possession of all material franchises, grants, authorizations, registrations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease, and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”).

(b)           Neither the Company nor any of its Subsidiaries is in material conflict with, or in material default or violation of, (i) any Law applicable to the Company or such Subsidiary or by which any of the Company Assets is bound, or (ii) any Company Permits.

(c)           The Company and each Company Subsidiary is in material compliance with applicable export control and trade and economic sanctions Laws, including but not limited to the U.S. Commerce Department’s Export Administration Regulations and sanctions Laws maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, as well as all applicable export control and sanctions Laws maintained by other jurisdictions.

Section 3.24           Insurance.  Section 3.24 of the Company Disclosure Letter sets forth a true complete list of all insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary.  The Company and each of its Subsidiaries maintains insurance coverage in such amounts and against such risks as is sufficient to comply in all material respects with applicable Law.  All such insurance policies are, as of the date of this Agreement, in full force and effect and all related premiums have been paid to date.  Neither the Company nor any of its Subsidiaries is in material breach or default under, and neither it nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or material modification of, any insurance policies.

Section 3.25           Related Party Transactions. There are no Contracts or other transactions or series of similar transactions between the Company or any of its Subsidiaries, on the one hand, and any Person currently who is or who was in the past three years, (a) an Executive Officer or director of the Company, (b) a record or beneficial owner of 5% or more of the securities of the Company or (c) an Affiliate of any such Executive Officer, director or record or beneficial owner, on the other hand, that are currently in effect, except in each case as described in any Contracts between or among the Company and any of its wholly owned Subsidiaries or between or among any of the Company’s wholly owned Subsidiaries.

Section 3.26           Information Supplied

.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Information Statement will, when it is filed with the SEC or at any time it is amended or supplemented or at the date the Information Statement is first published, sent, mailed or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Information Statement that was supplied by or on behalf of the Parent or Merger Sub specifically for inclusion or reference therein.

Section 3.27           Takeover Statutes.  The Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL and any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover Laws (collectively, “Takeover Statutes”) or regulation that may purport to be applicable will not apply to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.28           Opinion of Financial Advisors.  Fairmount Partners, LP (the “Company Financial Advisors”) has delivered to the Special Committee an opinion to the effect that, as of the date of such opinion and subject to the various limitations, assumptions, factors, and matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than the Principal Stockholders or their Affiliates) is fair, from a financial point of view, to such holders.

Section 3.29           Brokers.  Except for the Company Financial Advisors, no broker, finder or investment banker other than the Company Financial Advisors is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries and any such fees owed to the Person(s) identified in Section 3.29 of the Company Disclosure Letter are set forth therein.

Section 3.30           Customers and Suppliers.  Section 3.30(a) of the Company Disclosure Letter sets forth a true and complete list of (i) the fifteen (15) largest customers (by dollar amount of sales) of the Company’s healthcare division  (the “Key Healthcare Customers”), and (ii) the five (5) largest customers (by dollar amount of sales) of the Company’s EMS division (the “Key EMS Customers,” and together with the Key Healthcare Customers, the “Key Customers”), for the Company’s current fiscal year (to date) and the percentage of sales attributable to such customer, and Section 3.30(b) of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest suppliers of the Company (by dollar amount of purchases) (the “Key Suppliers”) for the Company’s current fiscal year (to date) and the percentage of purchases attributable to such supplier.  Since January 1, 2010 (x) no Key Customer or Key Supplier has terminated or cancelled its relationship with the Company; (y) no Key Customer has indicated that it will stop, or decrease the rate of, buying materials, products or services from the Company; and (z) no Key Supplier has indicated that it will stop, or decrease the rate of, supplying materials, products or services to the Company or that it will or intends to or expects to change any of the terms or conditions of its arrangement with the Company or increase the costs charged to the Company.  Neither the Company nor any Company Subsidiary has, since January 1, 2010, canceled or otherwise terminated or materially and adversely modified its relationship with any Key Customer or Key Supplier.

Section 3.31           Product Compliance. The Company and each of its Subsidiaries is in possession of all material certifications, licenses, and qualifications issued by any generally recognized industry certification, licensing, inspection, or safety organization necessary for the production, manufacturing, sale, licensing or labeling of the products sold or services performed by the Company or its Subsidiaries to the current customers for such products or services.

Section 3.32           Documents Provided to Parent.  Any description of any agreement, document, instrument, plan, arrangement or other item set forth on the Company Disclosure Letter is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item, which the Company represents, except as otherwise set forth in this

Agreement or in the Company Disclosure Letter, true and complete copies of which (including all amendments and modifications thereto) have been made available to Parent in the electronic data room established and maintained by the Company for use in connection with transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 4.1             Organization and Power.  Each of Parent and Merger Sub is duly organized, validly existing, and in good standing under the Law of its jurisdiction of organization.  Each of Parent and its Subsidiaries has the requisite power and authority, in all material respects, to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2             Corporate Authorization.  Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  The board of directors of Parent has approved the Merger and the other transactions contemplated by this Agreement.  The board of directors of Merger Sub, at a meeting duly called and held, has (a) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (b) declared that it is in the best interests of the stockholders of Merger Sub that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub, other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which shall occur promptly after the date of this Agreement and, in any event, shall have occurred before the Effective Time).  This Agreement constitutes a legal, valid, and binding agreement of Parent and Merger Sub, subject to the Bankruptcy and Equity Exception.

Section 4.3             Governmental Authorizations.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a)           the filing of the Certificate of Merger with the Secretary; and

(b)           the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act.

Section 4.4             Non-Contravention.  The execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not:

(a)           contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b)           contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or Merger Sub or by which any material assets of Parent or Merger Sub (“Parent Assets”) are bound, other than as would not, individually or in the aggregate, prevent or delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Parent and Merger Sub to perform their respective obligations hereunder;

(c)           result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, result in the termination or cancellation of, accelerate the performance required by, or give rise to a right of another Person to claim any of the foregoing under, any Contracts to which Parent or Merger Sub is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not, individually or in the aggregate, prevent or delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Parent and Merger Sub to perform their respective obligations hereunder; or

(d)           require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than if not obtained or made, as would not, individually or in the aggregate, prevent or delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Parent and Merger Sub to perform their respective obligations hereunder.

Section 4.5             Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.6             Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Information Statement will, when it is filed with the SEC or at any time it is amended or supplemented or at the date the Information Statement is first published, sent, mailed or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing provisions of this Section 4.6, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Information Statement that was not supplied by or on behalf of Parent specifically for inclusion or reference therein.

Section 4.7             Brokers. No broker, finder or investment banker other than Cain Brothers & Company, LLC is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.8             Litigation. As of the date of this Agreement, there are no Legal Actions or, to the Knowledge of Parent, investigations, pending against Parent or Merger Sub either in court or before any other Governmental Authority or arbitrator of any kind that, individually or in the aggregate, if determined adversely to Parent or Merger Sub, would delay or otherwise have a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement.

Section 4.9             Sufficient Funds. Parent has funds or committed credit facilities with borrowing capacity necessary to consummate the Merger, including funds necessary to pay the aggregate Merger Consideration and all amounts necessary to satisfy any other payment obligations to be made by or on behalf of Parent or Merger Sub in connection with the Closing and that certain Purchase and Sale Agreement, dated as of the date hereof (the “Purchase and Sale Agreement”), by and among Parent and the Principal Stockholders.

Section 4.10           No Other Representations.  PARENT AND MERGER SUB ACKNOWLEDGE THAT THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PARENT AND MERGER SUB IN CONNECTION WITH THE MERGER.

ARTICLE V
COVENANTS

Section 5.1             Conduct of Business of the Company.  Except as contemplated by this Agreement or as otherwise required by applicable Law, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its material operations in the ordinary course of business consistent with past practice, (y) prepare and file all Tax Returns required to be filed by it on or before the Closing Date and, to the extent not contested in good faith, fully and timely pay all Taxes due and payable in respect of such Tax Returns that are so filed, and (z) use its reasonable best efforts to preserve intact its business organization, retain the services of its key employees and preserve the goodwill of its customers, suppliers, and other Persons with whom it has material business relationships.  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or as otherwise required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of Parent:

(a)           Organizational Documents.  Amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries;

(b)           Dividends. Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company either to the Company or to other wholly owned

Subsidiaries of the Company;

(c)           Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, from any Person other than departing employees of the Company and its Subsidiaries any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or any Option, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to (A) the exercise of the Options or Warrants, and (B) the conversion of convertible securities, in each case, outstanding as of the date of this Agreement) or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock, except, in the case of each of clauses (ii) through (v), as permitted under Section 2.3 of this Agreement, the Voting Agreement, and the Purchase and Sale Agreement;

(d)           Labor.  (i) Enter into, modify or terminate any labor or collective bargaining agreement of the Company or any Subsidiary of the Company or, through negotiations or otherwise, make any commitment or incur any Liability to any labor unions or (ii) announce, implement or effect any material reduction in labor force, lay-off, early retirement program, new severance program or policy or other program or effort concerning the termination of employment of employees of the Company or any Subsidiary of the Company, other than routine employee terminations or terminations for cause, as determined in the sole discretion of the Company;

(e)           Compensation and Benefits.  (i) Increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) enter into any new employment or severance agreement with any of its directors, officers or key employees or (iii) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, to increase the compensation and benefits payable thereunder, except, in the case of each of clauses (i) through (iii), (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement; (B) in the ordinary course of business consistent with past practice with respect to employees other than directors and officers of the Company and its Subsidiaries; (C) in conjunction with new hires, promotions or other changes in job status in effect in the ordinary course of business consistent with past practice; (D) to comply with Section 409A of the Code and guidance applicable thereunder; or (E) in connection with the acceleration of the vesting of certain Options pursuant to Section 2.3.

(f)            Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries;

(g)                                 Liquidations.  Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of the Company or any of its Subsidiaries;

(h)                                 Dispositions.  Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of the Company’s Subsidiaries and Company Intellectual Property, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used or excess equipment in the ordinary course of business consistent with past practice, (iii) other arms length dispositions of Company Assets involving consideration not in excess of $25,000 in the aggregate, or (iv) licenses of Company Owned Intellectual Property made in the ordinary course of business;

(i)                                     Contracts.  (i) Enter into or amend any Contract that, if in effect as of the date of this Agreement, would be a Company Material Contract, (ii) enter into or amend in any material respect any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any material line of business or in any geographic area in any material respect, or (iii) terminate, cancel or request any material change in any Company Material Contract other than in the ordinary course of business consistent with past practice;

(j)                                     Indebtedness; Guarantees.  Except as anticipated in the Purchase and Sale Agreement and other than any indebtedness between the Company and any of its wholly owned Subsidiaries or between any two wholly owned Subsidiaries of the Company, incur any indebtedness for borrowed money (provided, that the Company and its Subsidiaries may continue to borrow and otherwise draw on their existing credit facilities in the ordinary course of business and such borrowings and draws shall not count as new indebtedness for borrowed money for the purposes of this Section 5.1(j)), or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any Subsidiary, guarantee any debt of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(k)                                  Loans.  (i) Make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advancements, capital contributions or investments in Subsidiaries of the Company or loans and advances to customers, in each case in the ordinary course of business consistent with past practice, or (ii) make any loans to its directors, officers or employees, other than advancement of expenses in the ordinary course of business consistent with past practice;

(l)                                     Accounting.  Change its accounting policies or procedures, other than as required by applicable Law, by the SEC or by GAAP;

(m)                               Legal Actions.  Settle any Legal Action against it, except for a Legal Action that (i) is settled in the ordinary course of business consistent with past practice in an amount or for consideration not in excess of $50,000, (ii) would not impose any material restriction on the conduct of business of it or any of its Subsidiaries or, after the Effective Time,

Parent, the Surviving Corporation or any of their Subsidiaries, (iii) would not create precedent for Legal Action that are reasonably likely to be material to it or any of its Subsidiaries or, after the Effective Time, Parent, the Surviving Corporation or any of their Subsidiaries, and (iv) would not admit fault, liability or guilt;

(n)                                 New Business Lines.  (i) Enter into any new line of business or (ii) open or close any existing facility, plant or office, except, in the case of this clause (ii), in the ordinary course of business consistent with past practice;

(o)                                 Capital Expenditures.  Make or commit or agree to make any capital expenditures in excess of $50,000, which are not reserved for or reflected on the Company Financial Statements;

(p)                                 Tax Matters.  (i) Make, change or revoke any material Tax election, adopt or change any Tax accounting method, or prepare or file any amended Tax Return, that is materially inconsistent with past practice or (ii) enter into any closing agreement with respect to any material Tax dispute, or settle or compromise any material Tax claim or assessment;

(q)                                 Insurance.  Permit any material insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated;

(r)                                    Intellectual Property.  Abandon, fail to maintain or allow to expire (other than at the natural expiration of its term or in the ordinary course of business consistent with past practice), or sell or exclusively license to any Person, any Company Intellectual Property; or

(s)                                  Related Actions.  Agree in writing to do any of the foregoing.

Section 5.2                                      Control of the Company.  Nothing contained in this Agreement shall give Parent directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries before the Effective Time.  Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.3                                      Access to Information; Confidentiality.

(a)                                  The Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives reasonable access during normal business hours throughout the period prior to the Closing upon reasonable prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries, and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or any of its Representatives may reasonably request.

(b)                                 Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated as of August 26, 2009 (the “Confidentiality Agreement”), between Parent, under its former name The Stanley Works, and the Company with respect to the information disclosed under this Section 5.3.

Section 5.4                                      Solicitation.

(a)                                  Except as set forth in this Section 5.4, until the termination of this Agreement in accordance with the terms hereof (the “Specified Time”), the Company shall, and shall cause its Subsidiaries to, and shall direct its Representatives to, cease any discussions or negotiations with any Persons that may be ongoing as of the date of this Agreement with respect to a Takeover Proposal.  From the date of this Agreement until the Specified Time, except as permitted by this Section 5.4, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and their respective Representatives to (and the Company shall instruct its and their respective Representatives not to), (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information or providing access to the properties, books, records or personnel of the Company or any of its Subsidiaries for the purpose of facilitating or encouraging) any inquiries regarding, or the making of any proposal or offer that constitutes a Takeover Proposal or (B) have any discussions (other than to state that the Company is not permitted to have discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any Contract, written letter of intent or written agreement in principle with respect to a Takeover Proposal.

(b)                                 If the Company receives a Takeover Proposal on or prior to 11:59 p.m. (Eastern Standard Time) on the 30th day following the date of this Agreement, which Takeover Proposal was made after the date of this Agreement and did not result from any breach of this Section 5.4 or Section 4.3 of the Voting Agreement, and the Company Board determines in good faith (i) that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law, on or prior to 11:59 p.m. (Eastern Standard Time) on the 30th day following the date of this Agreement (after which time the Company and its Representatives shall cease immediately any actions described in clauses (x) and (y) below) the Company may, in response to such Takeover Proposal, subject to compliance with this Section 5.4, and after giving at least 24 hours prior written notice to Parent: (x) furnish access and information with respect to the Company and its Subsidiaries to the Person who has made such Takeover Proposal; provided, that such information has previously been made available to Parent or is made available to Parent concurrently with the time it is provided to such Person, and the Person receiving such access and information is subject to confidentiality restrictions substantially similar to those contained in the Confidentiality Agreement; and (y) participate in discussions and negotiations regarding such Takeover Proposal.  The Company shall, as promptly as reasonably practicable (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), notify Parent orally and in writing of the receipt of any Takeover Proposal or any inquiry with respect to any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the Person making such Takeover Proposal or inquiry, and the Company shall, as promptly as reasonably practicable  (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), provide to Parent a copy of all written proposals provided to the Company or any of its Subsidiaries in connection with any such Takeover Proposal or inquiry. The Company shall, as promptly as reasonably practicable, notify Parent in writing of any material modifications to the financial or other material terms of such Takeover Proposal or inquiry and shall, as promptly as reasonably practicable (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), provide to Parent a copy of all written proposals subsequently provided to or by the Company or any of its Subsidiaries in connection with any such Takeover Proposal or inquiry.

(c)                                  Except as set forth in Section 5.4(d), the Company Board shall not, directly or indirectly (i) approve, endorse or recommend a Takeover Proposal, (ii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal, or (iii) effect any transaction contemplated by any Takeover Proposal.

(d)                                 Notwithstanding anything in this Agreement to the contrary, the Company Board may on or prior to 11:59 p.m. (Eastern Standard Time) on the 30th day following the date of this Agreement, terminate this Agreement in response to a Superior Proposal that developed from a Takeover Proposal, which Takeover Proposal was received by the Company Board on or prior to 11:59 p.m. (Eastern Standard Time) on the 30th day following the date of this Agreement but, in each case, only if:

(i)                                     such Superior Proposal did not result, directly or indirectly, from a breach by the Company of this Section 5.4 or Section 4.3 of the Voting Agreement;

(ii)                                  the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(iii)                               the Company shall have provided written notice to Parent at least three days in advance that it is prepared to terminate this Agreement, which notice shall specify the basis therefor and attach the most current version of any Contract relating to the transaction that constitutes such Superior Proposal, the identity of the Person making such Superior Proposal and any other material terms and conditions of such Superior Proposal;

(iv)                              Parent does not make, within three days after the receipt of such notice (it being understood and agreed that any change to the financial or other material terms of such Superior Proposal, shall require an additional prior written notice to Parent and a new three day period), a binding, written and complete (including any schedules or exhibits) proposal that the Company Board determines in good faith would make the applicable Superior Proposal no longer be a Superior Proposal; and

(v)                                 before or concurrently with any termination in accordance with this Section 5.4(d), the Company shall pay the Company Termination Fee pursuant to Section 7.6.

(e)                                  Nothing in this Section 5.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under U.S. federal or state Law with regard to a Takeover Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-

9(f) under the Exchange Act (or any similar communications to the stockholders of the Company).

Section 5.5                                      Written Consent; Information Statement.

(a)                                  Promptly following the execution and delivery of this Agreement, the Company shall to take all action necessary and appropriate, in accordance with the DGCL, to (i) seek and obtain, as promptly as possible using its reasonable best efforts, the Written Consent from the Principal Stockholders, (ii) deliver prompt notice to the holders of the Company Common Stock not executing the Written Consent of the action taken by the Written Consent, and (iii) inform the holders of the Company Common Stock not executing the Written Consent of their respective appraisal rights with respect to the shares of the Company Common Stock.

(b)                                 As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC a written information statement containing the information specified in Schedule 14C under the Exchange Act and concerning the Written Consent, the Merger, and the other transactions contemplated by this Agreement (the “Information Statement”). The Parent shall reasonably cooperate with the Company, including providing information reasonably necessary to the Company regarding Parent and Merger Sub, in the Company’s preparation of the Information Statement.  The Company shall provide Parent with a reasonable opportunity to review and comment on the Information Statement prior to filing.  The Company shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with the Parent) to respond to any comments made by the SEC with respect to the Information Statement.  The Company shall provide Parent with a reasonable opportunity to review and comment on any responses to comments from the SEC on the Information Statement or any amendments or supplements to the Information Statement prior to the filing of such responses, amendments or supplements. The Company shall use reasonable best efforts to cause the Information Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after (1) confirmation from the SEC that it has no further comments on the Information Statement or (2) confirmation from the SEC that the Information Statement is otherwise not to be reviewed.

(c)                                  If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates is discovered by Parent or the Company that should be set forth in an amendment or supplement to any of the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering this information shall, as promptly as reasonably practicable, notify the other parties to this Agreement and, to the extent required by Law, Parent and the Company shall cause an appropriate amendment or supplement describing this information, as promptly as reasonably practicable, to be filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

Section 5.6                                      Directors’ and Officers’ Indemnification and Insurance.

(a)                                  The Surviving Corporation shall cause all rights to indemnification, advancement of expenses, and exculpation in favor of any present or former director or officer of the Company as provided in the Surviving Charter and the Surviving By-Laws, in the comparable organizational document of any of the Company’s Subsidiaries, and in any indemnification agreements of the Company or its Subsidiaries set forth in Section 5.6(a) of the Company Disclosure Letter, to continue in full force and effect for a period of not less than six years after the Effective Time and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries with respect to any Legal Action commenced during such period, until the final disposition of such Legal Action.

(b)                                 Prior to the Effective Time, the Company shall procure “tail coverage” (the “Tail Policy”) with respect to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement or the Merger Agreement and the consummation of the Merger and the other transactions contemplated herby or thereby) for a term of six years following the Effective Time and shall fully pay the premiums for such coverage.  The terms of the Tail Policy shall be no less favorable in the aggregate than those in the current policies of directors’ and officers’ liability insurance maintained by the Company as of the date hereof.  From and after the Effective Time, the Surviving Corporation shall maintain the Tail Policy in full force and effect for its full term.

(c)                                  In the event the Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, in each case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.

(d)                                 From and after the Effective Time, Parent shall guarantee the obligations of the Surviving Corporation and its Subsidiaries under each of the covenants contained in this Section 5.6.

(e)                                  The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the present and former directors and officers of the Company and their respective heirs and legal representatives.

Section 5.7                                      Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable.  The terms of this Section 5.7 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.8                                      Consents; Filings; Further Action.

(a)                                  Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Merger Sub, and the Company shall (i) use reasonable best efforts to obtain any consents (including any consents required to be obtained by the Company in order to satisfy the conditions set forth in Section 6.2(h)), approvals or other authorizations and make any filings and notifications required in connection with the transactions contemplated by this Agreement, and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the DGCL and any other applicable Law.  Parent, Merger Sub, and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to each non-filing party and its advisors before filing.  Neither Parent, Merger Sub nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger or any other transaction contemplated by this Agreement at the behest of any Governmental Authority without the prior written consent of each other party to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)                                 Each of Parent, Merger Sub, and the Company shall promptly inform each other party upon receipt of any communication from any Governmental Authority regarding the Merger or any of the other transactions contemplated by this Agreement.  If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the Merger or any of the other transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with each other party, an appropriate response to such request.  Parent shall advise the Company, as promptly as reasonably practicable, of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c)                                  Nothing in this Agreement shall obligate Parent or Merger Sub or any other Subsidiary of Parent to, and the Company shall not and cause each of its Subsidiaries to not, agree (i) to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Company Common Stock), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or any of its Subsidiaries or (ii) to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and any of its Subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Company and any of its Subsidiaries.

Section 5.9                                      Public Announcements.  Neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned), except for any release or announcement required by applicable Law or the rules or regulations of the SEC, any applicable United States securities exchange or Governmental Authority to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

Section 5.10                                Directors.  At the Closing, if requested by Parent, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the irrevocable resignation of any or all of the directors of the Company and any Subsidiary of the Company, effective as of the Effective Time.

Section 5.11                                Fees and Expenses.  Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses and fees (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses.  At the Closing, the Company shall pay all of its Expenses that were incurred by the Company prior to the Closing and remain unpaid as of the Closing, including, the Expenses of (a) the Company Financial Advisors; (b) its legal advisors and (c) the financial printer used for the Company’s filings with the SEC and mailing to stockholders of the Information Statement and the Company’s filing of current reports on Form 8-K as may be required in connection with the transactions contemplated hereby.

Section 5.12                                Takeover Statutes.  If any Takeover Statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement or the Voting Agreement, as the case may be, and (b) to otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.13                                Section 16 Matters.  Prior to the Effective Time, the Company will take all such steps as may be reasonably necessary or advisable hereto to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of or conversions into shares of Company Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement or the Purchase and Sale Agreement by each director, director by deputization, or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.14                                Stockholder Litigation.  The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated hereunder (“Stockholder Litigation”) and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall not settle any such litigation without the unanimous approval of the Company Board and the prior written consent of Parent, which consent may not be unreasonably withheld, conditioned or delayed.  The determination of whether Stockholder Litigation is a Company Material Adverse Effect shall take into account the effect of the Merger and the rights and obligations of the parties in connection with the Merger and the transactions contemplated hereunder and the related arrangements between the parties.

Section 5.15                                FIRPTA Certificate.  Prior to the Closing on the Closing Date, the Company shall deliver to Parent such documents, in form reasonably and substance acceptable to Parent, as are necessary for purposes of satisfying Parent’s obligations under Treas. Reg. Section 1.1445-2(c)(3), executed by the Company, dated as of the Closing Date, and certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code.

ARTICLE VI
CONDITIONS

Section 6.1                                      Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)                                  Written Consent.  The Company, Parent, and Merger Sub shall have received copies of the Written Consent duly executed by the Principal Stockholders.

(b)                                 Regulatory Consents.  The Governmental Authorizations set forth on Section 6.1(b) of the Company Disclosure Letter shall have been made or obtained.

(c)                                  No Injunctions.  No Order issued by any Governmental Authority of competent jurisdiction or other applicable Law preventing or making illegal the consummation of the Merger shall be in effect; provided, that the party seeking to assert this condition shall have used those efforts required under this Agreement to resist, lift or resolve such Order or the applicability of such Law.

(d)                                 Information Statement. The consummation of the Merger shall be permitted by Rule 14c-2 promulgated under the Exchange Act.

Section 6.2                                      Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a)                                  Representations and Warranties.  Each of the representations and warranties of the Company set forth in Sections 3.1 (Organization and Power), 3.3 (Corporate Authorization), 3.4 (Organizational Documents), 3.5 (Subsidiaries), 3.6 (Government Authorization), 3.7 (Non-Contravention), 3.8 (Capitalization), 3.9 (Written Consent), 3.13(c) (Absence of Certain Changes), 3.28 (Opinion of Financial Advisors), and 3.29 (Brokers) shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date).  The representations and warranties of the Company set forth in Article III other than those listed in the preceding sentence, shall be true and correct, without giving effect to any Company Material Adverse Effect or other materiality qualifications within such representations and warranties, as of the Closing Date as though made on the Closing Date

(except to the extent any such representation and warranty expressly speaks as of an earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)                                 Performance of Obligations.  (i) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, including (A) taking all actions required pursuant to Section 2.3 (including the acceleration of vesting of those Options set forth on Schedule 2.3(a), the termination of all other Options, and the giving of notice required by the Stock Plans), (B) the suspension of any grants, awards, or employee stock purchase programs under the Stock Plans, and (C) the giving of notice required under the Warrants, and (ii) the Principal Stockholders shall have performed in all material respects all obligations required to be performed under (A) the Voting Agreement and (B) the Purchase and Sale Agreement.

(c)                                  Officer’s Certificate.  Parent shall have received a certificate, signed by an executive officer of the Company in his capacity as an executive officer of the Company and without the possibility of any personal liability therefor, certifying on behalf of the Company as to the matters set forth in Sections 6.2(a), 6.2(b), and 6.2(d).

(d)                                 No Company Material Adverse Effect. Since the date of this Agreement and prior to the Effective Time, there shall not have occurred or have been disclosed to the public, if previously undisclosed to the public, a Company Material Adverse Effect.

(e)                                  Contribution Agreements.  Parent shall have received copies of Contribution Agreements, in a form acceptable to Parent in its sole discretion, duly executed by each of the Persons listed in Section 6.2(e) of the Company Disclosure Letter (the “Contributors”) and such Contribution Agreements shall be in full force and effect.

(f)                                    Escrow Agreement.  Parent shall have received a copy of an Escrow Agreement, in the form agreed to by the parties to that agreement, duly executed by the Representative (as defined therein), the Company, the Contributors, and the escrow agent identified therein.

(g)                                 Employment Agreements.  Parent shall have received copies of Employment Agreements in the form attached hereto as Exhibits D-1 and D-2, with David T. Gulian and Eric N. Rubino, respectively, and a copy of the duly adopted resolutions of the Company Board approving such Employment Agreements.

(h)                                 Consents.  Parent shall have received copies of the written consent to the Merger and the other transactions contemplated by this Agreement, in a form satisfactory to Parent in its sole discretion and confirming that the relevant Lease or Material Contract is in full force and effect and the Company is not in default of any of its obligations thereunder, from those Persons identified in Section 3.7(d) of the Company Disclosure Letter.

Section 6.3                                      Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct with respect to those matters that are qualified by materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case, as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date).

(b)                                 Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c)                                  Officer’s Certificate.  The Company shall have received a certificate, signed by an executive officer of Parent, certifying on behalf of Parent and Merger Sub as to the matters set forth in Sections 6.3(a) and 6.3(b).

ARTICLE VII
TERMINATION AND TERMINATION FEES

Section 7.1                                      Termination by Mutual Consent.  This Agreement may be terminated at any time before the Effective Time, whether before or after delivery of the Written Consent, by mutual written consent of Parent and the Company upon action of their respective boards of directors.

Section 7.2                                      Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time before the Effective Time, whether before or after delivery of the Written Consent has been obtained, by action of the Company Board or Parent, as the case may be:

(a)                                  if the Merger has not been consummated by March 31, 2011 (the “End Date”); provided, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by the End Date; or

(b)                                 if any court order permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3                                      Termination by Parent.  This Agreement may be terminated by Parent at any time before the Effective Time, whether before or after delivery of the Written Consent, except as otherwise provided below, by action of the Parent:

(a)                                  if the Written Consent and the Voting Agreement shall not have been duly executed and delivered to the Company and Parent within 24 hours after the signing of this Agreement;

(b)                                 if the Company breaches or fails to perform its obligations under Section 5.4; or

(c)                                  if the Company (i) breaches any of its representations or warranties contained in this Agreement, or if any such representation and warranty shall have become untrue after the date of this Agreement, or (ii) fails to perform any of its covenants or agreements (other than those set forth in Section 5.4) contained in this Agreement, in each case, such that (A) Sections 6.2(a) or 6.2(b) would not be satisfied, and (B) such breach or condition is not curable or, if curable, is not cured within 10 Business Days after the Company’s receipt of written notice of such breach or condition from Parent.

Section 7.4                                      Termination by the Company.  This Agreement may be terminated by the Company at any time before the Effective Time, whether before or after delivery of the Written Consent, by action of the Company Board:

(a)                                  if Parent or Merger Sub (i) breaches any of its representations or warranties or (ii) fails to perform any of its covenants or agreements, in each case, contained in this Agreement, or if any such representation and warranty shall have become untrue after the date of this Agreement, in each case, such that (A) Section 6.3(a) would not be satisfied and (B) such breach or condition is not curable or, if curable, is not cured within 10 Business Days after Parent’s receipt of written notice of such breach or condition from the Company; or

(b)                                 pursuant to and in accordance with the terms and conditions of Section 5.4(d) on or prior to 11:59 p.m. (Eastern Standard Time) on the 30th day following the date of this Agreement.

Section 7.5                                      Effect of Termination.  If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no Liability on the part of any party to this Agreement (or any stockholder or Representative of such party), except that, (a) the provisions of Section 5.3(b), Section 5.9, Section 5.11, this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement and (b) nothing herein shall relieve any party from Liability for any willful or intentional breach of this Agreement prior to the termination of this Agreement.  The party desiring to terminate this Agreement shall give written notice of such termination to the other parties hereto.

Section 7.6                                      Fees and Expenses Following Termination.

(a)                                  The Termination Fee is payable only in the following circumstances:

(i)                                     if this Agreement is terminated by Parent pursuant to Section 7.3(b), then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee within five Business Days following such termination;

(ii)                                  if a Takeover Proposal is publicly disclosed, this Agreement is terminated pursuant to Section 7.2 (without fault on the part of Parent), and, within nine months following the date of such termination, the Company consummates, or enters into a Contract providing for the implementation of, a Takeover Proposal, then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee within five Business Days following the consummation of such Takeover Proposal;

(iii)                               if this Agreement is terminated by the Company pursuant to Section 7.4(a), then the Parent shall pay or cause to be paid to the Company by wire transfer of immediately available funds an amount equal to the Termination Fee within five Business Days following such termination; or

(iv)                              if this Agreement is terminated by the Company pursuant to Section 7.4(b), then the Company shall pay or cause to be paid to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee before or concurrently with such termination.

(b)                                 For purposes of this Agreement, the “Termination Fee” means an amount in cash equal to $2,000,000.

(c)                                  If a party fails to pay the Termination Fee as required pursuant to this Section 7.6, when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.  In addition, if a party fails to pay the Termination Fee when due, the party failing to make such payment shall also pay to the party entitled to the Termination Fee all of such party’s costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such Termination Fee. Parent and the Company acknowledge that the termination fees and the other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and the Company would not enter into this Agreement.

(d)                                 Notwithstanding anything in this Agreement to the contrary, in the event that any Termination Fee is due to Parent in accordance with this Agreement, the payment of such Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and/or any of its officers, directors, employees or Representatives with respect to any and all events giving rise to the obligation to pay the Termination Fee. In all other events, Parent and Merger Sub shall be entitled to all remedies available at law or in equity, including the remedy of specific performance.  Payment of the Termination Fee is the sole and exclusive remedy of the Company against Parent or Merger Sub and/or any of their respective officers, directors, employees or Representatives in the event this Agreement is terminated by the Company pursuant to Section 7.4(a).

ARTICLE VIII
MISCELLANEOUS

Section 8.1                                      Certain Definitions.  For purposes of this Agreement:

(a)                                  “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(b)                                 “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York City are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. (New York City time) through 12:00 midnight (New York City time).

(c)                                  “Cash Amount” means an amount equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such vested Option, multiplied by (B) the number of shares subject to such vested Option, less (ii) any applicable withholdings for Taxes required by (x) the Code, (y) any applicable state, local or foreign Tax Law, and (z) any other applicable Laws.  If the exercise price per share of any vested Option equals or exceeds the Merger Consideration, the Cash Amount therefor shall be zero.

(d)                                 “Company Material Adverse Effect” means any change, effect, event, condition, occurrence, state of facts or development that (when taken together with all other changes, effects, events, conditions, occurrences, state of facts or developments at the date of determination) is reasonably likely to be materially adverse to (i) the business, operations, prospects, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, other than as a result of: (1) changes adversely affecting the United States economy (so long as the Company and its Subsidiaries are not disproportionately affected thereby); (2) changes adversely affecting the industries in which the Company and its Subsidiaries operate (so long as the Company and its Subsidiaries are not disproportionately affected thereby); (3) the announcement or pendency of the transactions contemplated by this Agreement; (4) the failure to meet analyst projections, in and of itself; (5) changes in Laws; (6) changes in accounting principles; or (7) acts of war or terrorism.

(e)                                  “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement.

(f)                                    “ERISA Affiliate” means any Person controlled by, controlling or under common control with the Company (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA).

(g)                                 “Executive Officer” means any officer of the Company who has a title ranking of executive vice president or higher or any officer designated as an executive officer in respect of SEC reporting requirements.

(h)                                 “Government Contract” means any Contract entered into by the Company or any Subsidiary of the Company with a Governmental Authority for the provision of goods, services or construction under which by the Company or any Subsidiary of the Company received payments of more than $100,000 during the twelve-month period ended September 30, 2010 or reasonably expects to receive payments of more than $100,000 for the twelve-month period ending September 30, 2011, including any procurement, task order, work order, purchase order, Contractor Team Arrangement (as defined in FAR 9.601), co-operative agreement or other transaction with the United States government or any other applicable Governmental Authority at the prime or subcontract level (at any tier) under a federal prime Contract.

(i)                                     “Government Official” means any (i) officer or employee of a Governmental Authority or instrumentality thereof (including any state-owned or controlled enterprise), or of a public international organization, (ii) political party or official thereof or any candidate for any political office, or (iii) any person acting for or on behalf of any such Governmental Authority or instrumentality thereof.

(j)                                     “Governmental Authority” means: (a) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

(k)                                  “Hazardous Substances” means: (i) any substance that is listed, characterized, classified or regulated under any Environmental Law; (ii) any petroleum product, waste, or by-product, asbestos-containing material, lead-containing paint, plumbing or battery, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action or the release, presence or existence of which could lead to any loss, claim, damage or liability under any Environmental Law.

(l)                                     “Intellectual Property” means: (i) patents, patent applications, and statutory invention registrations; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names, Internet uniform resource locators, slogans, and other source identifiers, registrations or applications for registration of any of the foregoing, and all goodwill in the foregoing; (iii) works of authorship (including computer programs, software, and firmware, including source code, object code, and scripts), computer program architecture and files, business records and files, schematics, drawings, and diagrams, development tools and documentation in whatever media, copyrights, copyright registrations and applications therefor, and mask works; (iv) inventions and invention disclosures (whether or not patentable), (v) trade secrets under applicable Law, including confidential and proprietary information and know-how, and (vi) any similar or equivalent proprietary rights to any of the foregoing (as applicable), whether now known or hereafter recognized in any jurisdiction.

(m)                               “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Executive Officers of Parent or the Company and the Knowledge that such Executive Officers should have had after due inquiry, as applicable.

(n)                                 “Law” means any law, statute, ordinance, code, regulation, rule, common law or other requirement of any Governmental Authority and any Orders.

(o)                                 “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(p)                                 “Option” means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any Subsidiary of the Company or any former Subsidiary of the Company or predecessor thereof to purchase shares of Company Common Stock pursuant to the Stock Plans.

(q)                                 “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(r)                                    “Permitted Liens” means each of the following: (i)  mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, and other similar Liens; (ii) Liens for Taxes not yet due or contested in good faith (so long as an adequate reserve for such Taxes is established in accordance with GAAP and set forth on the face of the Company Financial Statements); (iii) requirements and restrictions of zoning, building and other Laws, rules and regulations; (iv) statutory Liens of landlords for amounts due under leases and not yet due and payable; (v) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (vi) other similar Liens incurred in the ordinary course of business of the Company or its Subsidiaries.

(s)                                  “Person” means any natural person, corporation, company, partnership, association, joint venture, limited liability company, limited partnership, limited liability partnership, trust, unincorporated organization or other legal entity or organization, including a Governmental Authority.

(t)                                    “Proposal” means any proposal, bid, request for equitable adjustment, contract change proposal, proposal for modification or indirect cost submission under a Government Contract.

(u)                                 “Representatives” means, when used with respect to Parent or the Company, or their Subsidiaries, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents, and other representatives of Parent or the Company, as applicable, and their Subsidiaries.

(v)                                 “Stock Plans” means the InfoLogix, Inc. 2006 Equity Compensation Plan, any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any Subsidiary of the Company or any predecessor thereof or any other Contract or agreement entered into by the Company or any Subsidiary of the Company.

(w)                               “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(x)                                   “Superior Proposal” means any Takeover Proposal that is received by the Company after the date of this Agreement and not in breach of Section 5.4 and that the Company Board determines in good faith to be (after consultation with outside counsel and a financial advisor reasonably appropriate under the circumstances) (i) on terms and conditions more favorable to the stockholders of the Company than those set forth in this Agreement, (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal (including the likelihood of consummation), and (iii) for which financing, to the extent required, is committed, in each case, taking into account any changes to the terms and conditions of this Agreement offered by Parent in response to such Takeover Proposal or otherwise.  For purposes of this definition, references in the definition of the term “Takeover Proposal” to the figure “15%” shall be deemed to be replaced by the figure “51%”.

(y)                                 “Takeover Proposal” means any bona fide written proposal or offer from any Person (including within the meaning of Section 13(d)(3) of the Exchange Act) (other than Parent and its Subsidiaries) relating to, or that would reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase of assets (including for the purpose of this definition the outstanding equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of the total equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the total equity securities of the Company or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or group or the stockholders of any Person or group would own 15% or more of the total equity securities of the Company or of any resulting parent company of the Company or businesses or assets that constitute 15% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than, in the case of each of clauses (i), (ii) and (iii), the transactions contemplated by this Agreement.

(z)                                   “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(aa)                            “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any transferee, successor or contractual liability in respect of any items described in the foregoing clause (i), or (iii) any liability in respect of any items described in the foregoing clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto).

(bb)                          “Warrants” means any warrant issued, and, immediately before the Effective Time not exercised or converted, to any Person, including all warrants disclosed in the Company SEC Reports.

Section 8.2                                      Interpretation.  Unless the express context otherwise requires:

(a)                                  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                                 terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)                                  the terms “Dollars” and “$” mean U.S. dollars;

(d)                                 references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)                                  wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)                                    references herein to any gender shall include each other gender;

(g)                                 references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)                                 references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)                                     with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)                                     the word “or” shall be disjunctive but not exclusive;

(k)                                  references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)                                     references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed on any schedule hereto, all such amendments, supplements or modifications must also be listed on such schedule;

(m)                               the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(n)                                 if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

Section 8.3                                      No Survival.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, including Section 5.6.

Section 8.4                                      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 8.5                                      Submission to Jurisdiction; Service.  Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the state courts of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if said Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than as specified in clause (c) of this Section 8.5.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6                                      WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO

REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7                                      Notices.  Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made (a) if in writing and served by personal delivery upon the party for whom it is intended; (b) if delivered by facsimile with receipt confirmed; (c) if delivered by e-mail transmission; or (d) if delivered by certified mail, registered mail or courier service, return-receipt received to the party at the address set forth below, to the Persons indicated:

If to Parent or Merger Sub, to:

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, CT  06053

Attention: Bruce H. Beatt, Esq.

E-mail: Bruce.Beatt@swkbdk.com

Fax: (651) 737-2553

with a copy (which shall not constitute notice) to:

Miles & Stockbridge P.C.

10 Light Street

Baltimore, MD  21202

Attention: Robert M. Cattaneo, Esq.

E-mail: RCattaneo@milesstockbridge.com

Fax: (410) 822-5450

If to the Company, to:

InfoLogix, Inc.

101 East County Line Rd.

Ste. 210

Hatboro, PA 19040

Attention: John A. Roberts, CFO

E-mail: JRoberts@Infologix.com

Fax: 267-681-0682

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA  19103-6996

Attention:  Stephen T. Burdumy, Esq.

E-mail:  Stephen.Burdumy@dbr.com

Fax:   (215) 988-2757

Notice so given shall (in the case of notice so given by mail or courier service) be deemed to be given when received and (in the case of notice so given by facsimile, e-mail transmission or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.  Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 8.7.

Section 8.8                                      Amendment.  This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after delivery of the Written Consent, so long as (a) no amendment that requires further stockholder approval under applicable Law shall be made without such further stockholder approval being obtained, and (b) such amendment has been duly approved by each of Parent and the Company Board.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.9                                      Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) to the extent permitted by applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing executed and delivered by duly authorized officers by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.10                                Entire Agreement.  This Agreement (including the exhibits and schedules to this Agreement), the Company Disclosure Letter, and the Confidentiality Agreement contain all of the terms, conditions, and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.11                                No Third-Party Beneficiaries.  Except as specifically set forth in Section 5.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

Section 8.12                                Obligations of Parent and of the Company.  Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action, and Parent hereby guarantees all obligations of the Merger Sub hereunder.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action, and the Company hereby guarantees the obligations of its Subsidiaries hereunder.

Section 8.13                                Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 8.14                                Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.15                                Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.

Section 8.16                                Specific Performance.  Subject to the provisions of Section 7.6(d): (a) the parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached; and (b) it is agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court as specified in Section 8.5, this being in addition to any other remedy at law or in equity.

Section 8.17                                Company Disclosure Letter. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent the “Company Disclosure Letter,” which is incorporated in this Agreement by reference. Each section of the Company Disclosure Letter is referred to in this Agreement as a “Section of the Company Disclosure Letter,” the number of which shall correspond to the same numbered Section of this Agreement.  If there is any inconsistency between the statements in this Agreement and those in the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure

Letter with respect to a specifically identified representation or warranty or to such other representation or warranty of this Agreement to which it is reasonably apparent from a reading of such disclosure that it also applies to such representation or warranty), the statements in this Agreement shall control.  The statements in the Company Disclosure Letter relate to the provisions in the Section of this Agreement to which they expressly relate and to only such other Sections of Article III of this Agreement to which it is apparent from a reading of such disclosure that it also qualifies or applies to such other Sections of Article III.  Any disclosure by the Company with respect to a Section of this Agreement shall be deemed to be disclosed for all other Sections of Article III of this Agreement to the extent that it is reasonably apparent from the reading of such disclosure that such disclosure applies to such other Section of Article III.  No reference to or disclosure of any item or other matter in any Section or Schedule of this Agreement shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any Contract, Permit or applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.

Section 8.18                                Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signature(s) to each counterpart were upon a single instrument, and all such counterparts together shall together constitute the same agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party shall have received a counterpart signed by all of the other parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

STANLEY BLACK & DECKER, INC.

By:	/s/ James R. Raskin
Name:	James R. Raskin
Title:	Authorized Signatory

ICONIC MERGER SUB, INC.

By:	/s/ James R. Raskin
Name:	James R. Raskin
Title:	President

INFOLOGIX, INC.

By:	/s/ David T. Gulian
Name:	David T. Gulian
Title:	CEO

[Signature Page to Agreement and Plan of Merger]